SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   ----------
                                 SCHEDULE 14D-1
               TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                   ----------
                           DAVIDSON GROWTH PLUS, L.P.
                            (Name of Subject Issuer)

                             DGP ACQUISITION, L.L.C.
                         INSIGNIA FINANCIAL GROUP, INC.
                                IB HOLDING, INC.
                         RIVERDALE INVESTORS CORP., INC.
                                  CARL C. ICAHN
                                    (Bidders)

                      UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                      NONE
                      (Cusip Number of Class of Securities)
                                   ----------
                               JOHN K. LINES, ESQ.
                          GENERAL COUNSEL AND SECRETARY
                         INSIGNIA FINANCIAL GROUP, INC.
                          ONE INSIGNIA FINANCIAL PLAZA
                        GREENVILLE, SOUTH CAROLINA 29602
                                 (803) 239-1675
            (Name, Address and Telephone Number of Person Authorized
           to Receive Notices and Communications on Behalf of Bidders)
                                   ----------
                                    Copy to:
           John A. Healy, Esq.                Keith L. Schaitkin, Esq.
        Robert E. King, Jr., Esq.              Gordon Altman Butowsky
             Rogers & Wells                    Weitzen Shalov & Wein
            200 Park Avenue                114 W. 47th Street, 21st Floor
        New York, New York 10166              New York, New York 10036
            (212) 878-8000                         (212) 626-0838
                                   ----------
                            CALCULATION OF FILING FEE
--------------------------------------------------------------------------------
Transaction Valuation*:  $2,723,760.00             Amount of Filing Fee: $544.75
--------------------------------------------------------------------------------
* For purposes of calculating the fee only. This amount assumes the purchase of 11,349 units of limited partnership interest (the "Units") of the subject partnership for $240.00 per Unit. The amount of the filing fee, calculated in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate of the cash offered by the bidder.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

         Amount Previously Paid: Not Applicable     Filing Party: Not Applicable
         Form or Registration No.: Not Applicable   Date Filed:  Not Applicable
--------------------------------------------------------------------------------
                       Index to Exhibits Located at Page 6

                                 SCHEDULE 14D-1

ITEM 1. SECURITY AND SUBJECT COMPANY.

     (a) The name of the subject company is Davidson Growth Plus, L.P., a Delaware limited partnership (the "Partnership"). The address of the Partnership's principal executive offices is One Insignia Financial Plaza, P.O. Box 1089, Greenville, South Carolina 29602.

     (b) This Tender Offer Statement on Schedule 14D-1 (the "Statement") relates to an offer by DGP Acquisition, L.L.C., a Delaware limited liability company (the "Purchaser"), to purchase up to 11,349 of the outstanding units of limited partnership interest (the "Units") of the Partnership at $240.00 per Unit, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 8, 1995 (the "Offer to Purchase") and the related Assignment of Partnership Interest (which, together with any supplements or amendments, collectively constitute the "Offer"), copies of which are filed as Exhibits (a)(2) and (a)(3) hereto, respectively. Capitalized terms used but not defined herein have the meanings ascribed to them in the Offer to Purchase. The information set forth in the Offer to Purchase under "Introduction" is incorporated herein by reference.

     (c) The information set forth in the Offer to Purchase under "Introduction" and in Section 13 ("Background of the Offer") is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND.

     (a)-(d), (g) This Statement is being filed by the Purchaser, Insignia Financial Group, Inc. ("Insignia"), IB Holding, Inc. ("Holding"), Riverdale Investors Corp., Inc. ("Riverdale"), and Carl C. Icahn ("Icahn"). The information set forth in the Offer to Purchase under "Introduction," in Section 11 ("Certain Information Concerning the Purchaser, Insignia, Riverdale and Highcrest") and in Schedules I and II to the Offer to Purchase is incorporated herein by reference.

     (e)-(f) During the last five years, none of the Purchaser, Insignia, Holding, Riverdale, Icahn or, to the best of their knowledge, any of the persons listed in Schedules I and II to the Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of or prohibiting activities subject to federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

     (a)-(b) The information set forth in (i) the Offer to Purchase in Section 10 ("Conflicts of Interest and Transactions with Affiliates") and in Section 11 ("Certain Information Concerning the Purchaser, Insignia, Riverdale and Highcrest") and (ii) the agreement (the "Insignia/MAE Agreement") dated August 13, 1993, between Insignia and Metropolitan Asset Enhancement, L.P., a copy of which is filed as Exhibit (c)(2) hereto, is incorporated herein by reference.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a)-(b) The information set forth in the Offer to Purchase in Section 10 ("Conflicts of Interest and Transactions with Affiliates") and in Section 12 ("Source of Funds") is incorporated herein by reference.

     (c) Not applicable.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSAL OF THE BIDDER.

     (a)-(b), (e) The information set forth in the Offer to Purchase in Section 8 ("Future Plans of the Purchaser") is incorporated herein by reference.

     (c) The information set forth in the Offer to Purchase in Section 8 ("Future Plans of the Purchaser") and in Section 10 ("Conflicts of Interest and Transactions with Affiliates") is incorporated herein by reference.

     (d) Not applicable.

     (f)-(g) The information set forth in the Offer to Purchase in Section 7 ("Effects of the Offer") is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a) The information set forth in the Offer to Purchase under "Introduction" and in Section 11 ("Certain Information Concerning the Purchaser, Insignia, Riverdale and Highcrest") is incorporated herein by reference.

     (b) The information set forth in the Offer to Purchase under "Introduction" and in Section 11 ("Certain Information Concerning the Purchaser, Insignia, Riverdale and Highcrest") is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

     The information set forth in (i) the Offer to Purchase under "Introduction" and in Section 11 ("Certain Information Concerning the Purchaser, Insignia, Riverdale and Highcrest") and (ii) the Operating Agreement of the Purchaser, a copy of which is filed as Exhibit (c)(1) hereto, is incorporated herein by reference.

ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The information set forth in the Offer to Purchase under "Introduction" and in Section 16 ("Fees and Expenses") is incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

     The information set forth in the Offer to Purchase in Section 11 ("Certain Information Concerning the Purchaser, Insignia, Riverdale and Highcrest") is incorporated herein by reference.

ITEM 10. ADDITIONAL INFORMATION.

     (a) Not applicable.

     (b)-(d) The information set forth in the Offer to Purchase under "Introduction" and in Section 15 ("Certain Legal Matters") is incorporated herein by reference.

     (e) None.

     (f) The information set forth in the Offer to Purchase and the related Assignment of Partnership Interest, copies of which are filed as Exhibits (a)(2) and (a)(3) hereto, respectively, is incorporated herein by reference in its entirety.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

 (a)(1)  Summary Advertisement, dated December 8, 1995.
 (a)(2)  Offer to Purchase, dated December 8, 1995.
 (a)(3)  Assignment of Partnership Interest and related Instructions.
 (a)(4) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
 (b)     Not applicable.
 (c)(1) Operating Agreement, dated December 7, 1995, by and among the Purchaser, Holding, Riverdale, Insignia and Highcrest Investors Corporation.
 (c)(2)  Insignia/MAE Agreement, dated August 13, 1993, between
         Insignia and Metropolitan Asset Enhancement, L.P.
 (d)     Not applicable.
 (e)     Not applicable.
 (f)     Not applicable.
 (z)(1)  Power of Attorney granted by Carl C. Icahn, dated November 16, 1995.

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 8, 1995

                                      DGP ACQUISITION, L.L.C.

                                       By:   IB Holding, Inc.,
                                             Manager

                                       By:    /s/ JEFFREY L. GOLDBERG
                                             ----------------------------
                                             Jeffrey L. Goldberg
                                             President

                                       INSIGNIA FINANCIAL GROUP, INC.

                                       By:    /s/ FRANK M. GARRISON
                                             ----------------------------
                                             Frank M. Garrison
                                             Executive Managing Director

                                       IB HOLDING, INC.

                                       By:    /s/ JEFFREY L. GOLDBERG
                                             ----------------------------
                                             Jeffrey L. Goldberg
                                             President

                                       RIVERDALE INVESTORS CORP., INC.

                                       By:    /s/ ROBERT J. MITCHELL
                                             ----------------------------
                                             Robert J. Mitchell
                                             Vice President

                                       CARL C. ICAHN*

                                       *By:   /s/ THEODORE ALTMAN
                                             ----------------------------
                                             Theodore Altman
                                             Attorney-in-Fact

                                  EXHIBIT INDEX

EXHIBIT NO.                        DESCRIPTION
-----------                        -----------

  (a)(1)    Summary advertisement, dated December 8, 1995.

  (a)(2)    Offer to Purchase, dated December 8, 1995.

  (a)(3)    Assignment of Partnership Interest and related Instructions.

  (a)(4) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

  (c)(1) Operating Agreement, dated December 7, 1995, by and among the Purchaser, Holding, Riverdale, Insignia and Highcrest Investors Corporation.

  (c)(2) Insignia/MAE Agreement, dated August 13, 1993, between Insignia and Metropolitan Asset
            Enhancement, L.P.

  (z)(1)    Power of Attorney granted by Carl C. Icahn, dated November 16, 1995.